Exhibit 99.1

Emera Announces Sale of New Mexico Gas Company to Bernhard Capital Partners

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023, to its short form base shelf prospectus dated October 3, 2023.

August 5, 2024

Halifax, Nova Scotia, Baton Rouge, Louisiana and Albuquerque, New Mexico – Emera Inc. (“Emera”) (TSX:EMA), an international energy and services company, today announced it has entered into an agreement to sell its wholly owned operating company, New Mexico Gas Company, Inc. (“NMGC”), to Bernhard Capital Partners (“BCP”), a services and infrastructure-focused private equity management firm, for an aggregate transaction value of $1.252 billion USD, including the assumption of approximately $500 million USD of debt and subject to customary closing adjustments.

“This transaction strengthens Emera’s balance sheet, supports our ambitious capital plan and reinforces our strategic decision to optimize our portfolio and reallocate capital to our highest growth markets to drive long-term value for our shareholders,” says Scott Balfour, President and CEO, Emera Inc. “New Mexico Gas is a strong regulated utility with a customer-focused team. We’re proud of the work we have done together over the past eight years to drive customer growth and enable nearly $800 million USD in strategic capital investments to expand and maintain a safe, reliable system that will serve New Mexicans for decades to come.”

Emera acquired NMGC as part of its acquisition of the TECO group of companies in 2016. Under Emera’s ownership, NMGC has grown and remains the largest natural gas utility in New Mexico, serving over 545,000 customers and safely managing more than 12,000 miles of transmission and distribution pipelines.

“As an operator of premium electric and gas utilities in high-growth jurisdictions, we have compelling opportunities ahead of us, driven by electrification, decarbonization and the need for increased resilience against climate-related challenges,” adds Balfour. “We will move forward to execute on these opportunities with a stronger balance sheet, a more focused operating model and a disciplined capital investment plan.”

The purchase price and transaction value respectively represent approximately 23x last 12 months earnings and 1.42x rate base. Estimated after-tax net proceeds of approximately $750 million USD will be used to repay holding company debt and support its investment opportunities in its regulated utility businesses. The transaction is expected to improve the company’s CFO to debt metrics by 50 bps and reduce its proportion of holding company leverage by 200 bps.

“This investment directly aligns with Bernhard Capital’s strategy to invest in infrastructure assets and utilities that are critical to building more resilient communities,” says Jeff Jenkins, Founder and Partner at Bernhard Capital Partners. “We value the strong history of New Mexico Gas Company and are committed to retaining the invaluable institutional knowledge of its employees. The leadership team and all employees will remain in place after closing, and we anticipate creating approximately 70 new, local jobs. Our priority is ensuring the continuation of reliable, affordable natural gas service to customers and communities across the state. This agreement also reinforces our commitment to fostering economic opportunities and growth in New Mexico. Albuquerque-based Strategic Management Solutions (SMSI), another BCP portfolio company, has operated in New Mexico for 25 years and generated both positive economic growth and job opportunities across the state.”

BCP has an extensive operation footprint across the United States. It also recently announced agreements to acquire multiple leading natural gas LDCs that serve communities in the Gulf South. To date, BCP has invested in nearly 70 companies across 20 platforms, including several utility companies, that collectively employ approximately 20,000 people globally.

The transaction is subject to regulatory approval by the New Mexico Public Regulation Commission (“NMPRC”) and pursuant to the Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to close in late 2025, but will not close before September 30, 2025, unless otherwise authorized by the NMPRC.

J.P. Morgan Securities LLC is acting as exclusive financial advisor to Emera in this transaction. Davis Polk & Wardwell LLP is serving as Emera’s legal advisor. Jefferies LLC is serving as the exclusive financial advisor to Bernhard Capital with Kirkland & Ellis LLP serving as their legal advisor.

About Emera

Emera is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $39 billion in assets and 2023 revenues of $7.6 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution, with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and the Caribbean.

About Bernhard Capital Partners

Bernhard Capital Partners is a services and infrastructure-focused private equity management firm established in 2013. Bernhard Capital Partners has deployed capital in four funds across several strategies and has more than $4 billion of gross assets under management. Bernhard Capital Partners seeks to create sustainable value by leveraging its experience in acquiring, operating, and growing services and infrastructure businesses. For more information, visit www.BernhardCapital.com.

Forward Looking Information

This news release contains forward -looking information within the meaning of applicable securities laws, including statements concerning Bernhard Capital Partners’ acquisition of NMGC and the timing for closing. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward -looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward -looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward -looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Emera Media Contact

Dina Bartolacci Seely

media@emera.com

Bernhard Capital Partners Media Contact

Ed Trissel / Erik Carlson

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449